M Barc Investment Group, Inc.
Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, January 1, 2015	$ 1,500	$ 47,154	$ (30,707)	$ 17,947
Stockholders' distributions, net	-	(39,300)		$ (39,300)
Increase in Additional Paid in Capital		26,045		$ 26,045
Net Income	-		13,417	13,417
Balance, December 31, 2015	$ 1,500	$ 33,899	$ (17,290)	$ 18,109

See accompanying notes to financial statements